EXHIBIT 99.1
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                               CONTINUATION SHEET

Explanation of Responses:
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(1)  Pursuant to a Contribution and Exchange Agreement (the "Contribution
     Agreement"), dated April 4, 2005, by and among Micro Therapeutics, Inc. (the "Company"), ev3 LLC, a Delaware limited liability company ("ev3 LLC"), ev3 Inc., a Delaware corporation and wholly owned subsidiary of ev3 LLC ("ev3 Inc."), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), Vertical Fund I, L.P., a Delaware limited partnership, and Vertical Fund II, L.P., a Delaware limited partnership (together with Vertical Fund I, L.P., the "Vertical Funds", and together with WPEP, the "Contributors"), the Contributors have agreed, upon the terms and subject to the conditions set forth in the Contribution Agreement, to contribute (the "Contribution") to ev3 LLC an aggregate of 9,704,819 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), comprised of a contribution of 7,593,384 shares by WPEP and 2,111,435 shares by the Vertical Funds. The Contribution Agreement was entered into in connection with certain reorganization transactions relating to the proposed initial public offering of common stock, par value $0.01 per share, of ev3 Inc. (the "IPO"). Subject to the terms and conditions set forth in the Contribution Agreement, the Contribution will take place within two business days of the date on which a registration statement containing the range of estimated IPO prices and the ratio of reverse stock split contemplated in connection with the IPO is first filed by ev3 Inc. with the Securities and Exchange Commission. Upon the closing of the Contribution, each Contributor will receive a number of common membership units of ev3 LLC determined by a formula set forth in the Contribution Agreement. As a result of the execution of the Contribution Agreement, WPEP may be deemed to have acquired beneficial ownership of the 2,111,435 shares of the Common Stock to be contributed to ev3 LLC by the Vertical Funds.

(2) The sole general partner of WPEP is Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC"). WPP LLC is managed by Warburg Pincus & Co., a New York general partnership ("WP"). Warburg Pincus LLC, a New York limited liability company ("WP LLC"), manages WPEP. The reporting person, a director of the Company, is a managing director and member of WP LLC and a general partner of WP. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended, the reporting person may be deemed to be the beneficial owner of an indeterminate portion of the 24,336,759 shares of the Common Stock owned by Micro Investment, LLC, a Delaware limited liability company ("Micro LLC"), which is indirectly controlled by WPEP, and an indeterminate portion of the 9,704,819 shares of the Common Stock that will be owned by ev3 LLC, which is indirectly controlled by WPEP, upon the closing of the transactions contemplated by the Contribution Agreement. The reporting person disclaims beneficial ownership of all shares of Common Stock owned by Micro LLC and all shares of Common Stock to be owned by ev3 LLC, in each case, except to the extent of any indirect pecuniary interest therein.